September 29, 2009

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NetLogic Microsystems, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Response Letters dated September 24 and 28, 2009

File No. 000-50838

Dear Mr. Mancuso:

On behalf of NetLogic Microsystems, Inc. (“NetLogic” or the “Company”), this letter confirms the Company’s receipt of the letters dated September 23 and 28, 2009 from the staff of the Securities and Exchange Commission (the “Commission”). In connection with its responses to the staff’s comment letters previously submitted by the Company, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned by telephone at (650) 961-6676 or by fax at (650) 230-0283 with any questions or comments regarding this letter.

Very truly yours,

NetLogic Microsystems, Inc.

/s/ Michael Tate

Michael Tate

Vice President, Finance and CFO

cc:	Ronald Jankov (NetLogic Microsystems, Inc.)